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                             May 20, 2022

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corp
       48 Bridge Street, Building A
       Metuchen, NJ 08840

                                                        Re: Feutune Light
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 9, 2022
                                                            File No. 333-264221

       Dear Mr. Tian:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 9, 2022

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with a majority of your
directors and officers being based in or having significant ties to China.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your search for a
target company and/or the value of the securities you are registering for sale. Please disclose
whether your auditor is subject to the determinations announced by the PCAOB on December
16, 2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Your prospectus summary should address,
but not necessarily be limited to, the risks highlighted on the prospectus cover page.
 Xuedong Tian
FirstName  LastNameXuedong
Feutune Light Acquisition CorpTian
Comapany
May        NameFeutune Light Acquisition Corp
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
Prospectus Summary , page 1

2. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
3. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 30

5. Please expand your risk factors to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose that the United
         States Senate has passed the Accelerating Holding Foreign Companies Accountable Act,
         which, if enacted, would decrease the number of    non-inspection
years    from three years
         to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
 Xuedong Tian
Feutune Light Acquisition Corp
May 20, 2022
Page 3
6.    Given the Chinese government   s significant oversight and discretion
over the conduct of
      your directors    and officers    search for a target company, please
revise to highlight
      separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.
7. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.
       You may contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                           Sincerely,
FirstName LastNameXuedong Tian
                                                           Division of
Corporation Finance
Comapany NameFeutune Light Acquisition Corp
                                                           Office of Real
Estate & Construction
May 20, 2022 Page 3
cc:       Arila E. Zhou, Esq.
FirstName LastName